May 28, 2025

Christopher Striano
Chief Financial Officer
Blackstone Private Equity Strategies Fund (TE) L.P.
345 Park Avenue, 40th Floor
New York, NY 10154

        Re: Blackstone Private Equity Strategies Fund (TE) L.P.
            Registration Statement on Form 10-12G
            Filed April 29, 2025
            File No. 000-56742
Dear Christopher Striano:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
General

1. Please provide a legal analysis of whether the BXPE Fund Program as a whole (which envisages participation by the Feeder, BXPE U.S., BXPE Lux, and other investors)
       meets the definition of an    investment company    under Section 3(a)
of the Investment
       Company Act of 1940 (the    1940 Act   ). Your analysis should address,
among other
       things, whether BXPE U.S. and/or the BXPE Fund Program are co-issuers with the
       Feeder.
2. We note that the Feeder relies on the exclusion provided by Section 3(c)(7) of the
       1940 Act. Please provide a legal analysis assessing the Feeder   s
ability to maintain
       adherence to Section 3(c)(7) once the Feeder   s shares are registered
and the BXPE
       Fund Program is in operation. Your response should address, among other things, whether any actions or activities of the Feeder and/or the BXPE Fund Program may constitute a public offering.
3. We note that a key feature of the BXPE Fund Program is co-investment between and
       among BXPE and BXPE Lux, which have    substantially similar investment
 May 28, 2025
Page 2

       objectives and strategies    and    highly overlapping investment
portfolios . . .   . Please
       explain in further detail the manner in which such co-investments will typically be made and the corporate relationship(s), if any, between and among BXPE and BXPE
       Lux.
4. Please confirm whether any Other Blackstone Accounts will invest directly in the
       Feeder or BXPE U.S.
Item 1. Business, page 5

5.     Please describe your process for identifying portfolio entities.
6. We note your disclosure on pages 4 and 241 that unitholders are not entitled to nominate or vote in the election of your directors and are not able to bring matters before a meeting of unitholders or nominate directors at such meeting, nor are they generally able to submit unitholder proposals under Rule 14a-8 of the Exchange Act.
       We also note overall responsibility for your oversight rests with Blackstone Private
       Equity Strategies Associates L.P. Please clarify who will hold the voting power and control the appointment and removal of members of the board of directors, as well as exercise influence over the company and its portfolio entities.
The Feeder - Blackstone Private Equity Strategies Fund (TE) L.P., page 5

7. Revise this section, or another appropriate section, to clarify the impact on other fund investors, if any, if another unit-holder were to lose its tax-exempt status.
BXPE Structure, page 8

8. Please revise the organizational chart to clarify in the chart or by footnote which entity is the registrant.
Compensation of the Sponsor, page 10

9. We note that the management fee and administration fee paid by you, BXPE U.S. and any parallel fund are based on each entity's proportional interest in BXPE US
       Aggregator (CYM) L.P. Please disclose the proportional interest held by you in BXPE
       US Aggregator (CYM) L.P.
10. Revise this section, or present in another prominently located sub-section of the forepart of the Form 10, a tabular presentation of all significant fees that may be charged to the holders of your three classes of securities.
Repurchase Program, page 19

11. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your repurchase program. Similarly, please provide your analysis as to how you concluded that settlement within 35 days of the repurchase date constitutes prompt payment.
12. With respect to the continuous private offering and repurchase program, provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
 May 28, 2025
Page 3
13.    We note disclosure that under the repurchase program, you will use BXPE
U.S.'s
       NAV per unit as of the last calendar day of the applicable quarter. We also note your disclosure that the Feeder's transactional NAV is the price at which it sells and repurchases its units. Please revise to clarify the NAV at which you will repurchase your units. If the applicable NAV per unit may change materially from the date a repurchase window is opened to the date on which the NAV per share applicable to such repurchase is published, please revise to summarize the mechanics of share repurchase requests, the timing of published NAV applicable to requests, and the extent to which investors will be able to revoke requests in the event of material changes to the applicable NAV after the date of the initial request.
14. Revise to clarify that the unitholders of Blackstone Private Equity (TE) are limited in their ability to liquidate their units of the feeder, beyond the 3% limitation placed on all unitholders of BXPE.
Risk Factors, page 34

15. We note your disclosure that BXPE invests in assets that may be illiquid. Add a risk factor that discusses the impact of BXPE's investment in potentially illiquid or difficult to value assets on its ability, and correspondingly the ability of the feeder, to accommodate repurchase requests. Include disclosure related to the percentage of
       BXPE's assets that are illiquid or cannot be readily assigned a value as of a recent date. Also, discuss the extent to which BXPE or the feeder have had repurchase requests that exceed the 3% limit in any recent quarter.
Line of Credit with Blackstone Affiliate, page 93

16. Please disclose, as of the period covered, the amount of credit available under the uncommitted line of credit with Blackstone Holdings Finance Co., L.L.C. Delaware Law and Certain Provisions of the Feeder Partnership Agreement, page 242

17.    Refer to Section 11.8(b) of your Amended and Restated Limited
Partnership
       Agreement. Please include a description of this trial by jury provision in your registration statement. Please also disclose whether the provision applies to federal securities law claims. If it is applicable to federal securities law claims, please ensure the provision in the agreement clearly states this or tell us how you will make future investors aware of the provision's limited applicability.
Exclusive Delaware Jurisdiction, page 243

18. We note that your forum selection provision indicates that any action or proceeding against the parties relating in any way to the Feeder Partnership Agreement shall be brought and enforced in the courts of the State of Delaware, and to the extent that subject matter jurisdiction exists, the United States for the District of Delaware. Please
       disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits
 May 28, 2025
Page 4

       brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.
Exhibits

19. Please file the investment management agreement, the amended and restated
       warehousing agreement, and any agreement governing the amended and restated
       unsecured, uncommitted line of credit agreement with Blackstone Holdings Finance
       Co. L.L.C., or provide your analysis as to why you do not need to file these agreements. Please also describe the material terms of the amended and restated
       unsecured, uncommitted line of credit agreement with Blackstone Holdings Finance
       Co. L.L.C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Ben Wells, Esq.